UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Group Limited
Annual General Meeting 2020
14 October 2020

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities;and tax and regulatory developments.
Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’,‘project’, ‘anticipate’,‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’,‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.
These forward-looking statements are based on the information available as at the date of this release and are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19.
For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission(the ‘SEC’) (includingin Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicableregulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Presentation of data
Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2020 financial year compared with the 2019 financial year; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; copper equivalent production based on 2020 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 48.
Alternative performance measures
Weuse various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 51—62 of the BHP Results for the year ended 30 June 2020.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitationof an offer to buy or sell BHP securities in any jurisdiction,or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.
BHP and its subsidiaries
In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’,‘ourbusiness’,‘organization’,‘Group’,‘we’,‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Those terms do not included non-operated assets. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North WestShelf.

Ken MacKenzie
Chair

Temperature screening at Moranbah Airport, Queensland

FY20 financial highlights
Resilient margins, strong earnings, net debt at the bottom of our target range
Earnings
Margin
Free cash flow
US$22.1 bn 53% US$8.1 bn
Underlying EBITDA down 5% Underlying EBITDA margin free cash flow
Net debt Shareholder returns ROCE
12 bn 120 US cps 17%
US$ dividend determined, net debt payout ratio of 67% ROCE
Note: Net debt excludes vessel lease contracts that are priced with reference to a freight index.
5

Peak Downs, Queensland

Shenzhen, China

Safety Portfolio Capital Capability Social value discipline and culture

Your Board
Ken Terry Malcolm Gary Dion MacKenzie Bowen Broomhead Goldberg Weisler
Effective 01 Effective 01 February 2020 June 2020
Susan John Mike Xiaoqun Christine Kilsby Mogford Henry Clever O’Reilly
Effective 01 Effective 01 Effective 12 January 2020 October 2020 October 2020
Ian Anita Shriti Cockerill Frew Vadera
Retiring 15 October 2020

Shriti Lindsay
Vadera Maxsted

Sydney, New South Wales

Jamestown, South Australia

Olympic Dam, South Australia Caval Ridge, Queensland
Escondida, Chile
Mining Area C, Western Australia

Mike Henry
Chief Executive Officer

Family Day at South Flank, Western Australia Martu Rangers, KJ and BHP community partnership
iCutter Industries, supplier through BHP’s Local Buy Program
Copper sheets at Escondida, Chile

On board a seismic vessel, Gulf of Mexico

Solar panels in the Atacama Desert, Chile

Electric vehicle at a charging station

Shanghai, China

South Flank, Western Australia

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 14, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary